EXHIBIT 5.1

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP

333 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606
Telephone (312) 984-3100
Facsimile (312) 984-3150

January 26, 2005

Centrue Financial Corporation
310 South Schuyler Avenue
P.O. Box 3
Kankakee, Illinois 60901-0003

Ladies and Gentlemen:

     We have acted as special counsel to Centrue Financial Corporation, a Delaware corporation (the “Company”), in connection with the merger (the “Merger”) of Illinois Community Bancorp, Inc., an Illinois corporation (“Illinois Community”), with and into Community Acquisition LLC, an Illinois limited liability company and a wholly-owned subsidiary of the Company (“Acquisition LLC”), as described in the Form S-4 Registration Statement to be filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with all amendments thereto, the “Registration Statement”). You have requested our opinion concerning certain matters in connection with the Registration Statement.

     We have made such legal and factual investigation as we deemed necessary for purposes of this opinion. In our investigation, we have assumed the genuineness of all signatures, the proper execution of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies.

     In arriving at the opinions expressed below, we have reviewed and examined the following documents:

(a)	the Certificate of Incorporation and Bylaws of the Company, and all amendments thereto;

(b)	the Agreement and Plan of Merger among the Company, Illinois Community and Acquisition LLC, dated as of December 31, 2004 (the “Merger Agreement”);

(c)	the Registration Statement, including the proxy statement-prospectus constituting a part thereof (the “Proxy Statement-Prospectus”); and

Barack Ferrazzano Kirschbaum Perlman & Nagelberg llp

Centrue Financial Corporation
January 26, 2004

(d)	resolutions of the Board of Directors of the Company relating to the merger transaction.

     We call your attention to the fact that we are qualified to practice law in the State of Illinois and express no opinion concerning any law other than the General Corporation Law of the State of Delaware, the laws of the State of Illinois and the laws of the United States of America.

     Based upon the foregoing, but assuming no responsibility for the accuracy or the completeness of the data supplied by the Company and subject to the qualifications, assumptions and limitations set forth herein, it is our opinion that:

(1)	The shares of the Company’s common stock, $0.01 par value per share, to be issued to the stockholders of Illinois Community as a result of the Merger, when issued by the Company pursuant to the Merger Agreement and in connection with the Merger, will be legally issued, fully paid and non-assessable shares of the Company; provided that the Merger has been consummated in accordance with the terms and conditions contained in the Merger Agreement.

(2)	Provided that the Merger has been consummated in accordance with the terms and conditions contained in the Merger Agreement, the Merger will qualify as a merger under the laws of the State of Illinois.

     We express no opinion with respect to any specific legal issues other than those explicitly addressed herein. We assume no obligation to advise you of any change in the foregoing subsequent to the date of this opinion (even though the change may affect the legal conclusion stated in this opinion letter).

     We hereby consent to the use in the Proxy Statement-Prospectus of our name, the statements with respect to us as appearing under the heading “Certain Opinions” in the Proxy Statement-Prospectus and to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/	BARACK FERRAZZANO KIRSCHBAUM
PERLMAN & NAGELBERG LLP

BARACK FERRAZZANO KIRSCHBAUM
PERLMAN & NAGELBERG LLP